UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TUNIU CORPORATION

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

89977P106

(CUSIP Number)

Sequoia Capital 2010 CV Holdco, Ltd.

Suite 2215

Two Pacific Place

88 Queensway

Hong Kong, PRC

Attention: Neil Nanpeng Shen

Telephone: (852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

May 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89977P106	SCHEDULE 13D	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital 2010 CV Holdco, Ltd. IRS Identification No. 98-0660286
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,656,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,656,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,656,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89977P106	SCHEDULE 13D	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Fund, L.P. IRS Identification No. 98-0678098
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,656,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,656,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,656,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89977P106	SCHEDULE 13D	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Partners Fund, L.P. IRS Identification No. 98-0705138
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,656,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,656,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,656,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89977P106	SCHEDULE 13D	Page 5 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Principals Fund, L.P. IRS Identification No. 98-0705154
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,656,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,656,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,656,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89977P106	SCHEDULE 13D	Page 6 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Venture 2010 Management, L.P. IRS Identification No. 98-0678096
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,656,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,656,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,656,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89977P106	SCHEDULE 13D	Page 7 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,656,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,656,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,656,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89977P106	SCHEDULE 13D	Page 8 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,656,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,656,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,656,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89977P106	SCHEDULE 13D	Page 9 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,656,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,656,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,656,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person (See Instructions) IN

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the Class A Ordinary Shares, $0.0001 par value per share (“Class A Shares”), of Tuniu Corporation, a Cayman Islands corporation (the “Company”). The principal executive offices of the Company are located at Tuniu Building, No.699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, People’s Republic of China, 86 25 8685-3969.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Sequoia Capital 2010 CV Holdco, Ltd., a Cayman Islands limited liability company (“SC CV HOLD”); (2) Sequoia Capital China Venture 2010 Fund, L.P., a Cayman Islands exempted limited partnership (“SCC Venture”); (3) Sequoia Capital China Venture 2010 Partners Fund, L.P., a Cayman Islands exempted limited partnership (“SCC Venture PTRS”); (4) Sequoia Capital China Venture 2010 Principals Fund, L.P., a Cayman Islands exempted limited partnership (“SCC Venture PF”); (5) SC China Venture 2010 Management, L.P., a Cayman Islands exempted limited partnership (“SCC MGMT”); (6) SC China Holding Limited, a Cayman Islands limited liability company (“SCC HOLD”); (7) SNP China Enterprises Limited, a British Virgin Islands limited liability company (“SNP”); and (8) Neil Nanpeng Shen, a Hong Kong SAR citizen. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of the Reporting Persons is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

(c) The principal occupation or employment of SC CV HOLD is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SCC Venture, SCC Venture PTRS and SCC Venture PF is to serve as the joint owners of SC CV HOLD. The principal occupation or employment of SCC MGMT is to serve as general partner of SCC Venture, SCC Venture PTRS, and SCC Venture PF. The principal occupation or employment of SCC HOLD is to serve as general partner of SCC MGMT. The principal occupation or employment of SNP is to serve as the parent company of SCC HOLD. The principal occupation or employment of Neil Nanpeng Shen is to serve as the founding managing partner of Sequoia Capital China and the sole owner of SNP.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SC CV HOLD, SCC Venture, SCC Venture PTRS, SCC Venture PF, SCC MGMT and SCC HOLD are each organized under the laws of the Cayman Islands. SNP is organized under the laws of the British Virgin Islands. Neil Nanpeng Shen is a citizen of Hong Kong SAR.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Class A Shares beneficially owned by the Reporting Persons is 17,656,697, including (a) 14,323,364 Class A Shares issuable upon conversion of outstanding Class B Ordinary Shares, $0.0001 par value per share (the “Class B Shares” and, together with the Class A Shares, the “Ordinary Shares”) for which aggregate consideration of $25 million has been paid, and (b) 3,333,333 Class A Shares in the form of American Depository Shares (“ADSs”) for which aggregate consideration of $10,000,004 has been paid. The Class B Shares beneficially owned by the Reporting Persons were issued upon automatic conversion of Series C preferred shares held by the Reporting Persons (the “Series C Shares”), which conversion occurred immediately prior to the completion of the Company’s initial public offering. The source of the funds used to purchase the Class A Shares and Class B Shares described above is capital contributions by the partners of such Reporting Persons and the available funds of such entities.

In March 2011, pursuant to the Preference C Share Purchase Agreement, dated March 9, 2011, by and among SC CV HOLD, the Company and certain other parties (the “Series C Share Purchase Agreement”), SC CV HOLD acquired 14,323,364 Series C Shares for aggregate consideration of $25 million. All of the Series C Shares were automatically converted into Class B Shares immediately prior to the completion of the Company’s initial public offering on the basis of one Class B Share for one Series C Share.

In the Company’s initial public offering, SC CV HOLD acquired an aggregate of 3,333,333 Class A Shares in the form of 1,111,111 ADSs, at a purchase price of $9.00 per ADS or approximately $10,000,004 in the aggregate. Every one ADS represents three Class A Shares.

Each Class B Share is entitled to vote the equivalent of 10 Class A Shares, and is convertible at any time into one Class A Share.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Third Amended and Restated Investors’ Rights Agreement by and among the Company, SC CV HOLD and certain other parties thereto, dated August 28, 2013 (the “Investors’ Rights Agreement”). In addition, the Reporting Persons may engage in discussions with management and members of the Board regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Class A Shares and the percentage of total outstanding Class A Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Shares in this Statement are based upon the 35,666,666 Class A Shares stated to be outstanding as of immediately following consummation of the Company’s initial public offering in the Company’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on May 9, 2014. The Reporting Persons may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which constitutes approximately 35.3% of the Company’s Class A Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC CV HOLD beneficially owns 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 35.3% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC Venture, as a parent company of SC CV HOLD, may be deemed to beneficially own 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 35.3% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC Venture PF, as a parent company of SC CV HOLD, may be deemed to beneficially own 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 35.3% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC Venture PTRS, as a parent company of SC CV HOLD, may be deemed to beneficially own 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 35.3% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT, as the general partner of each of SCC Venture, SCC Venture PF and SCC Venture PTRS, may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 35.3% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of SCC MGMT, may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 35.3% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 35.3% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Neil Nanpeng Shen, who wholly owns and is the sole director of SNP, may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 35.3% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except with respect to the acquisition of Class A Shares acquired pursuant to the [Share Purchase Agreement] and in connection with the Company’s initial public offering as more fully described in Item 3 and as set forth in this Item 5, the Reporting Persons have not effected any transactions in the Class A Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Series C Share Purchase Agreement

Pursuant to the Series C Share Purchase Agreement, dated March 9, 2011, SC CV HOLD acquired 14,323,364 Series C Shares for aggregate consideration of $25 million. Immediately prior to the completion of the Company’s initial public offering, each Series C Share was automatically converted into a Class B Shares on a one-for-one basis. Each Class B Share is convertible at any time into one Class A Share.

Third Amended and Restated Investors’ Rights Agreement

Pursuant to the Investors’ Rights Agreement, dated August 28, 2013, the Company granted certain registration rights to SC CV HOLD with respect to any potential public offering of the Company’s Ordinary Shares. Set forth below is a summary description of the registration rights. This summary description does not purport to be complete, and is qualified in its entirety by the Investors’ Rights Agreement, a copy of which is filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 4, 2014 and is incorporated herein by reference.

Demand Registration Rights. At any time after the earlier of (i) the fourth anniversary of the closing of the transactions contemplated by the Series C Share Purchase Agreement, or (ii) six months after the effective date of the first registration statement for a public offering of securities of the Company, holders of at least thirty percent of the registrable securities can request the Company file a registration statement and the Company shall, within ten days of the receipt thereof, give written notice of such requests to all holders and shall, subject to certain limitations, use its best efforts to file as soon as practicable, and in any event within ninety days, a registration statement under the Securities Act of 1933, as amended, covering all registrable securities for which the holders have requested registration.

Piggyback Registration Rights. If the Company proposes to register any of its shares under the Securities Act of 1933, as amended, in connection with the public offering of such securities, the Company must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities that each such holder may request to be registered.

Form S-3 or Form F-3 Registration. Holders of at least thirty percent of the Company’s registrable securities then outstanding have the right, subject to certain conditions, to request that the Company files a registration statement on Form S-3 or Form F-3. The Company also has the right to defer the filing of a registration statement pursuant to this request up to 120 days if the Company’s board of directors determines it would be seriously detrimental to the Company and its shareholders for such Form S-3 or Form F-3 to be effected at such time. The Company may not utilize this right more than once in any 12-month period.

Expenses of Registration. The Company will pay all expenses (other than underwriting discounts and commissions and stock transfer taxes) incurred in connection with the exercise of registration rights under the Investors’ Rights Agreement, including without limitation all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel and reasonable expenses of one legal counsel of the selling holders.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement dated as of May 19, 2014, by and among SC CV HOLD, SCC Venture, SCC Venture PTRS, SCC Venture PF, SCC MGMT, SCC HOLD, SNP and Neil Nanpeng Shen.

2	Preference C Share Purchase Agreement, dated as of March 9, 2011, by and among the Company, SC CV HOLD and certain other parties.

3	Third Amended and Restated Investors’ Rights Agreement, dated as of August 28, 2013, by and among the Company, SC CV HOLD and certain other parties (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 of the Company, filed on April 4, 2014).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 19, 2014

SEQUOIA CAPITAL 2010 CV HOLDCO, LTD.

/S/ Kok Wai Yee
Name: Kok Wai Yee Title: Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE 2010 FUND, L.P. SEQUOIA CAPITAL CHINA VENTURE 2010 PARTNERS FUND, L.P. SEQUOIA CAPITAL CHINA VENTURE 2010 PRINCIPALS FUND, L.P.

By: SC China Venture 2010 Management, L.P.

A Cayman Islands exempted limited partnership,

General Partner of Each

By: SC China Holding Limited

A Cayman Islands limited liability company

Its General Partner

/S/ Kok Wai Yee
Name: Kok Wai Yee
Title: Authorized Signatory

SC CHINA VENTURE 2010 MANAGEMENT, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/S/ Kok Wai Yee
Name: Kok Wai Yee
Title: Authorized Signatory

SC CHINA HOLDING LIMITED

/S/ Kok Wai Yee
Name: Kok Wai Yee
Title: Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/S/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen
Title: Authorized Signatory

NEIL NANPENG SHEN

/S/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen